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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
  UNDER TO SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                   -----------

                              REXALL SUNDOWN, INC.
                            (NAME OF SUBJECT COMPANY)

                            NUTRICIA INVESTMENT CORP.
                             NUTRICIA FLORIDA, L.P.
                             NUTRICIA FLORIDA, INC.
                           NUTRICIA INTERNATIONAL B.V.
                             KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)
                            (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    761648104

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JULITTE VAN DER VEN
                            NUTRICIA INVESTMENT CORP.
                              C/O GUY SNYDER, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                            TELEPHONE: (312) 609-7500

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:


                               GUY E. SNYDER, ESQ.
                              STEVEN J. GRAY, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7500
                                  -------------


/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


              Amount Previously Paid:     N/A       Filing Party:     N/A

              Form or Registration No.:   N/A       Date Filed:       N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended ("Schedule TO") filed May 5, 2000 relating to the offer by Nutricia Investment Corp. (the "Purchaser"), a Florida corporation and an indirect wholly owned subsidiary of Koninklijke Numico ("Numico"), a company incorporated under the laws of the Netherlands, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Rexall Sundown, Inc. (the "Company"), at a price of $24.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Section 13 of the Offer to Purchase is hereby deleted and replaced with the following:

         The Offer is not conditioned upon the obtaining of any financing arrangements. The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares on a fully diluted basis pursuant to the Offer and the Merger, to pay related fees and expenses of Numico and the Purchaser and to effect the Merger will be approximately $1.8 billion. The Purchaser will obtain these funds from Numico, either directly or indirectly via Nutricia LP, Nutricia, Inc. and/or Nutricia International, and/or any other wholly owned subsidiary of Numico through loans, advances or capital contributions. Numico has received commitment letters, dated May 31, 2000, to borrow EUR 1,050,000,000 under a short term bridge facility (the "Bridge Facility") and EUR 1,000,000,000 and US $1,450,000,000 under a long term credit facility (the "Long Term Facility"), respectively, in order to, among other things, finance the acquisition of the Shares in the Offer and pay all fees and expenses in connection therewith.

         The commitment letter for the Bridge Facility has been executed by and among Numico and Salomon Brothers International Limited ("SBIL"), Deutsche Bank AG ("Deutsche Bank") and ING Bank N.V. ("ING") as arrangers, and Deutsche Bank, ING and Citibank, N.A. ("Citibank") as underwriters. The commitment letter for the Long Term Facility has been executed by and among Numico and SBIL, Deutsche Bank, ING, Fortis Bank N.V. ("Fortis") and Rabobank International ("Rabobank") as arrangers, and Deutsche Bank, ING, Rabobank, Citibank and AC Financial Services Dublin ("AC Financial") as underwriters. Copies of both commitment letters, including the summaries of the terms and conditions of the respective facilities, have been filed with the SEC as exhibits to Schedule TO and are incorporated herein by reference and the following summary is qualified in its entirety by reference to such commitment letters.

         Advances under the Bridge Facility will be made in Euros and will bear interest at a rate per annum equal to EURIBOR plus 0.75%. The Bridge Facility will terminate on or before July 31, 2000 and any outstanding balance will be repaid with the proceeds of an offering of approximately EUR 1,150,000,000 of ordinary shares and subordinated convertible bonds of Numico (of which approximately EUR 450,000,000 will be ordinary shares).

         The Long Term Facility will be divided into three tranches. Tranche A will consist of a committed EUR 1,000,000,000 364-day term loan with a one year extension option. Tranche B will consist of a committed US $1,150,000,000 five-year amortizing term loan. Tranche C will consist of a committed
US $300,000,000 five-year amortizing term loan. Borrowing under Tranches B and C can be made in U.S Dollars or its equivalent in Euro, or any other freely available euro-currency, provided that only Euros and pounds sterling are available under Tranche C. In addition to funding the acquisition of Shares in the Offer, the Long Term Facility is to be used (i) to refinance existing indebtedness of Numico, the Company and their respective subsidiaries and
(ii) for general corporate purposes. Advances under the Long Term Facility will bear interest at a rate per annum equal to EURIBOR (or, if in currencies other than Euro, LIBOR) plus the applicable margin, which until the later of either three months from the execution of the definitive loan document or the day the Equity Package has been completed shall be 0.75% per annum. Thereafter, the applicable margin shall be 0.55% per annum. In addition, the applicable margin will be subject to adjustment within a range of 0.40% to 0.50% per annum depending on Numico's ratio of senior net debt to EBITDA. From June 9, 2000 until December 31, 2000, the arrangers and the underwriters reserve the right to syndicate all or a portion of their commitment to one or more other financial institutions.


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         The commitments for both the Bridge Facility and the Long Term Facility are subject to certain conditions, including (i) execution of definitive financing documentation; (ii) the absence, in the opinion of the respective arrangers and underwriters, of any material adverse change in (A) the business, financial condition or prospects of Numico or Numico and its subsidiaries taken as a whole since December 31, 1999 and (B) the loan syndication, financial or capital market conditions generally that, in the opinion of the respective arrangers and underwriters, would materially impair syndication of the facility;
(iii) the accuracy and completeness in all material respects of the factual information which has been or will be provided to each of the respective arrangers and underwriters and compliance with the Commitment Documents (as defined in each commitment letter); and (iv) the payment of all fees and expenses.

         The commitments terminate on (a) the earlier of the execution of definitive agreements and June 9, 2000, if the Offer is not extended and (b) the earlier of the execution of definitive agreements and 21 business days after June 3, 2000, if the Offer is extended. Final documentation for the facilities is expected to include customary conditions, covenants and events of default. Numico has agreed to pay the arrangers and underwriters certain fees in connection with their respective commitment letter and facility which Numico believes to be customary.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following:

(b)(1) Arrangers' Commitment Letter dated May 31, 2000 relating to the EUR 1,050,000,000 short term bridge facility.

(b)(2) Arrangers' Commitment Letter dated May 31, 2000 relating to the EUR 1,000,000,000 and US $1,450,000,000 credit facility.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2000


                            KONINKLIJKE NUMICO N.V.


                            By:   /s/ Johannes C.T. van der Wielen
                                  ----------------------------------------------
                                  Name:  Johannes C.T. van der Wielen
                                  Title:  President and Chief Executive Officer


                            NUTRICIA INVESTMENT CORP.


                            By:   /s/ Julitte van der Ven
                                  ----------------------------------------------
                                  Name:  Julitte van der Ven
                                  Title:  President


                            NUTRICIA FLORIDA, L.P.

                            By:  Nutricia Florida, Inc., its general partner


                            By:   /s/ Julitte van der Ven
                                  ----------------------------------------------
                                  Name:  Julitte van der Ven
                                  Title:  President


                            NUTRICIA FLORIDA, INC.


                            By:   /s/ Julitte van der Ven
                                  ----------------------------------------------
                                  Name:  Julitte van der Ven
                                  Title:  President


                            NUTRICIA INTERNATIONAL B.V.


                            By:   /s/ Johannes C.T. van der Wielen
                                  ----------------------------------------------
                                  Name:  Johannes C.T. van der Wielen
                                  Title:  President and Chief Executive Officer


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                                  EXHIBIT INDEX


Exhibit
Number         Description
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(b)(1)         Arrangers' Commitment Letter dated May 31, 2000 relating to the
               EUR 1,050,000,000 short term bridge facility.

(b)(2) Arrangers' Commitment Letter dated May 31, 2000 relating to the EUR 1,000,000,000 and US $1,450,000,000 credit facility.


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